Contact

www.linkedin.com/in/avereechang
(LinkedIn)

Top Skills

Medical Devices

Product Management

U.S. Food and Drug Administration
(FDA)

Certifications

ASQ CSQE

Publications

DLBCL and the 2008 WHO: What
Does Subclassification Cost?

Comparison of Array Comparative
Genomic Hybridization (CGH) to
FISH and Cytogenetics in Prognostic
Evaluation of CLL

Averee M.

Vision Products Group at Apple
San Diego, California, United States

Experience

Apple
Strategic Product Design Engineer, Vision Products Group
April 2024 - Present (1 year)

Ventric Health
Vice President, Product Strategy
November 2023 - April 2024 (6 months)
Pasadena, California, United States

Vektor Medical, Inc.
3 years 6 months

Vice President, Product
May 2022 - November 2023 (1 year 7 months)

Director Of Product Development
October 2021 - May 2022 (8 months)

Director Quality System
May 2021 - October 2021 (6 months)

Manager, Quality Systems
June 2020 - May 2021 (1 year)

Experien Group
Manager, Software Quality Engineering
September 2018 - June 2020 (1 year 10 months)
Greater San Diego Area

Illumina
Senior Software Quality Engineer
September 2017 - September 2018 (1 year 1 month)

NuVasive
4 years 6 months

Senior Design Quality Engineer

March 2016 - September 2018 (2 years 7 months)

Greater San Diego Area

Validation Engineer
April 2014 - March 2016 (2 years)

Greater San Diego Area

PSC Biotech
Engineering Consultant
February 2013 - March 2014 (1 year 2 months)

Greater Los Angeles/Orange County Area

NanoNerve, Inc.
Engineer
March 2012 - February 2013 (1 year)

Clarient Diagnostics at GE Healthcare
Research Pathology
May 2009 - January 2011 (1 year 9 months)

Directed research in bone diseases, lymphomas, cutaneous hematologic disorders, and splenic pathology to determine new potential diagnostic markers that can be used to refine the 2008 WHO classification system. Commonly used techniques: FISH, CGH, IHC, flow cytometry, and microarrays.

Accumulated lab experience in data collection, management, and analysis by drafting and submitting progress reports, proposals, and publication of research's findings.

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Education

University of California, Berkeley
Bachelor of Science, Bioengineering